EXHIBIT 5

March 27, 2003

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Re:	Equinix, Inc. Registration Statement
for 725,895 in Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 725,895 shares of Common Stock under the 2000 Equity Incentive Plan, 2000 Director Option Plan and the Employee Stock Purchase Plan (the “Plans”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/S/ BRANDI GALVIN, ESQ.

Brandi Galvin, Esq. General Counsel and Assistant Secretary